August 14, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Fax Number: (703) 813-6963

Re:         Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 2, 2013
File No. 001-15030
Response to Staff Comment Letter dated July 10, 2013

Dear Ms. Jenkins:

By letter dated July 10, 2013, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2012 (the “2012 Form 20-F”).  This letter sets forth our responses to these comments.  For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for the Fiscal Year Ended 2012

General

Comment 1:

You stated in your letter to us dated April 6, 2010 that company representatives had met with Cuban mineral authorities to evaluate potential opportunities for nickel exploration and production.  We note disclosure in your Form-20-F about markets in the Middle East and North Africa, regions that include Syria and Sudan.  Cuba, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please tell us about any contacts with Cuba since your letter, and any contacts with Syria and Sudan.  Describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements.  Your response should describe any products, services or technology you have provided to Cuba, Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

To the best of our knowledge, since our letter dated April 6, 2010 (in the case of Cuba) and since January 1, 2010 (in the case of Syria and Sudan), there have been no matters of the kind described in the Staff’s comment involving Vale on the one hand and Cuba, Syria or Sudan on the other.

Comment 2:

Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

Response:

Not applicable.  Please see the response to Comment 1.

Note 5 to Consolidated Financial Statements – Major acquisitions and divestitures, page F-19

Comment 3:

We note on page F-20 that in 2010 you acquired 78.92% of the total capital of Vale Fertilizantes through your wholly owned subsidiary, Naque, and that in 2011 and 2012 you concluded several subsequent transactions which resulted in the company owning 100% of Vale Fertilizantes.  We further note that in June 2012 you legally merged Naque and Vale Fertilizantes, which caused the carrying amounts of the Vale Fertilizantes acquired assets and liabilities in Naque’s consolidated financial statements to become their tax basis.  As a result, there were no longer any differences between the tax basis and carrying amounts of the net assets acquired in 2010; and consequently there was no longer a deferred tax liability to be recognized, and the outstanding balance of the initially recognized deferred tax liability was recycled through the December 31, 2012 income statement and recorded as a gain of US$1.236 billion.  Please address the following:

•
Describe in detail the substance of June 2012 legal merger between Naque and Vale Fertilizantes and tell how you accounted for the legal merger, including whether this transaction represents a reorganization of entities under common control under ASC 805-50 or a transaction with noncontrolling shareholders.

•
Further explain to us what the original deferred tax liability that was recorded in the 2010 acquisition of Vale Fertilizantes represents (e.g. inside basis difference or outside basis difference), and why the June 2012 legal merger caused the reversal of this deferred tax liability.

•
Tell us the generally accepted accounting literature that you followed to support your recycling of the deferred tax liability through the income statement as a result of the legal merger, and tell us how you considered the guidance in ASC 740-20-45-11(g) (changes in tax bases) and, by analogy, paragraphs 270-272 of FAS 109.

Response:

The accounting for this transaction depends on whether the adjustment to the deferred tax balance from the merger should be considered (i) a purchase accounting adjustment or (ii) a change in the deferred tax balance to be recognized in the income statement. The Company concluded that the measurement period, as defined by ASC 805-10-25-14, had ended prior to the decision to effect the merger and thus the adjustment to the deferred tax balance was recorded in the income statement and, given its unique nature, clearly disclosed.

Background of Transaction

In 2010, Vale’s wholly-owned subsidiary Mineração Naque S.A. (“Naque”) acquired a controlling interest (78.92% of the equity, representing 99.83% of the voting rights) in Fertilizantes Fosfatados S.A.— Fosfertil (“Fosfertil”).  We later changed the name of Fosfertil to Vale Fertilizantes S.A (“Vale Fertilizantes”).  Concurrently, Naque acquired 100% of Bunge Participações e Investimentos S.A. (“BPI”), which was a business closely related to Fosfertil.

In 2011, through a series of transactions, Naque acquired all the remaining equity of Vale Fertilizantes.  Also in 2011, BPI, which was renamed Vale Fosfatados S.A., was merged into Vale Fertilizantes.  Later, the Company acquired the remaining shares of Vale Fertilizantes in a tender offer over the period from November to December 2011.

Vale’s intention at the time it acquired Fosfertil and BPI was to establish a stand-alone fertilizer business by combining its existing and future potash assets with the former Fosfertil and BPI assets. A merger of Vale Fertilizantes into Naque was not contemplated and would not have been possible prior to the acquisition of all of the minority interests. The newly established fertilizer business was being prepared to receive equity funding, and an internal capital markets working group with external counsel was formed to study a possible IPO in Brazil. The Company also considered funding alternatives other than an IPO. Vale Fertilizantes (formerly Fosfertil) would have acted as the holding company for these separate businesses. The planned IPO was widely reported by the financial press in Brazil.

During 2012, Vale determined to retain the business in its entirety, mainly to allow time to optimize the synergies with other fertilizer assets, and Vale then decided to merge Vale Fertilizantes into Naque.

The merger resulted in a change in tax basis. At the time of the acquisition the fair value of the acquired assets (property, plant and equipment) exceeded the tax basis, resulting in a deferred tax liability.   The legal merger resulted in the tax basis increasing by US$3,635 million – i.e., for tax purposes the company would depreciate assets of US$3,365 million more as a result of the legal merger.  This difference at the statutory rate of 34% resulted in a reduction of tax expense for the year of US$1,236 million. This merger took place after the completion of the measurement period, so the adjustment to the deferred tax balance was not a purchase accounting adjustment; rather, it was recognized in the income statement.

Based on the background above we have provided the following responses to your comments:

•
Describe in detail the substance of June 2012 legal merger between Naque and Vale Fertilizantes and tell how you accounted for the legal merger, including whether this transaction represents a reorganization of entities under common control under ASC 805-50 or a transaction with noncontrolling shareholders

As explained above, we decided to abandon the plan to sell a minority interest in the equity of Vale Fertilizantes in an IPO and instead to fully merge Vale Fertilizantes into Naque. Under this legal merger, all assets and liabilities from Vale Fertilizantes were transferred to Naque. Upon the transfer of these assets and liabilities, Vale Fertilizantes ceased to exist as a legal entity.

Prior to the merger, Vale held 100% of the shares of Naque, and Naque held 100% of the shares of Vale Fertilizantes.  There were no non-controlling shareholders and no transaction with non-controlling shareholders.  Accordingly, this was a reorganization of entities under common control.  Therefore,  there was no effect for financial reporting purposes other than the change in the tax basis that resulted in the change in the deferred tax balance as described above.  The change in tax basis was a result of an acquisition but was only recognized for tax purposes at the time of the legal merger.

•
Further explain to us what the original deferred tax liability that was recorded in the 2010 acquisition of Vale Fertilizantes represents (e.g. inside basis difference or outside basis difference), and why the June 2012 legal merger caused the reversal of this deferred tax liability

The deferred tax liability recorded in 2010 upon the acquisition of Vale Fertilizantes arose because Vale recognized substantial fair value adjustments to property plant and equipment and to inventories for financial reporting purposes, but not for tax purposes. The deferred tax liability was based on the differences between the financial reporting amounts and tax bases of the assets and liabilities of Vale Fertilizantes. Accordingly, the difference represented an outside basis difference. Under ASC 740-30-25-7, the excess of the financial reporting amount over the tax basis of an investment is not a taxable temporary difference if the tax law provides a means by which it can be recovered tax-free and the entity expects that it will ultimately use that means. These amounts would be amortized for accounting purposes in future periods, but under Brazilian tax law the increase in amortization charges would not be deductible because Naque was a separate entity from Vale Fertilizantes, and we expected it to continue as a separate entity.

Under Brazilian tax law, the merger of Vale Fertilizantes into Naque resulted in increasing the tax basis of the acquired assets, eliminating the differences between the financial reporting amounts and tax basis. As a consequence, the corresponding deferred tax liability was reversed to income.

•
Tell us the generally accepted accounting literature that you followed to support your recycling of the deferred tax liability through the income statement as a result of the legal merger, and tell us how you considered the guidance in ASC 740-20-45-11(g) (changes in tax bases) and, by analogy, paragraphs 270-272 of FAS 109.

Pursuant to ASC 740-10-30-4 deferred tax expense represents the change during the year end of an entity’s deferred tax liabilities and assets.  ASC 740-20-45-11 provide the list of items that should be recorded directly to comprehensive income or shareholder’s equity and not included in the income statement.  That list does not include a change in the tax basis resulting from a prior-period acquisition with a third party.

The guidance in ASC 740-20-45-11(g) deals with the effects in the tax bases of assets and liabilities as a result of transactions among or with shareholders.  This was not a transaction among or with shareholders. As previously mentioned, the adjustment to the tax basis of the assets was a result of an acquisition with a third party; it could not be recognized until the legal merger took place, but it was not the legal merger that resulted in the adjustment in the tax basis. We do not believe the guidance in ASC 740-20-45-11(g) (changes in tax bases) is applicable.

We also do not believe paragraphs 270-272 of FAS 109, by analogy, are applicable to the Company’s specific fact pattern.  Those paragraphs of FAS 109 discuss a pooling of interest - i.e., not a change in book basis but a change in tax basis.  Unlike a pooling of interest when there is no change in book basis, upon acquisition we recorded the assets at fair value, but the tax basis remained the same. This difference was the US$3,635 million noted above.  At the time of the legal merger, the tax basis of the assets increased to the fair value recognized at the time of the acquisition.  As a result, there was no difference between book and tax basis of the assets and the deferred tax liability was reduced.

Note 5 to Consolidated Financial Statements – Major acquisitions and divestitures, page F-19

Comment 4:

We note that you sold your thermal coal operations in Colombia in June 2012 (page F-20) and your manganese ferroalloys operations in Europe in October 2012 (page F-21).  We further note that in December 2012 you executed an agreement to sell your operation for production of nitrogens, located in Araucari, in the Brazilian state of Parana (page F- 26).  Please tell us why you do not separately report the two fiscal 2012 divestures and the production of nitrogens operation as discontinued operations pursuant to ASC 205- 20-45-3.  In your response, please also address how you considered the two conditions in ASC 205-20-45-1 to arrive at your conclusion on the presentation of these components.

Response:

We did not report any of these three dispositions as discontinued operations, because none of them was material to their respective segments, and in aggregate they were not material to the consolidated financial statements.

Each disposed entity belonged to a larger reportable segment: the Colombian thermal coal and European manganese ferroalloys operations were both part of our bulk materials segment, and the Araucária nitrogen operations were part of our fertilizers segment. As shown in the tables below, the dispositions were immaterial to their respective reportable segments and to our consolidated operations.  Where indicated in the tables below, for illustrative purposes we have included Araucária’s nitrogen assets as of and for the six months ended December 31, 2012, because those assets were established as a separate operation beginning on June 30, 2012.

Disposed businesses compared to Vale consolidated

	As of and for the year ended December 31, 2011
	(US$ million)
	Disposed entities (aggregate)(1)	Vale Consolidated	% of Consolidated
Net operating revenue	945	60,946	1.55%
Operating income/(loss)	(29)	30,112	-0.10%
Fixed assets	1,196	88,895	1.35%

(1) See the last sentence of the introductory paragraph above.

Colombian thermal coal business compared to bulk materials segment

	As of and for the year ended December 31, 2011
	(US$ million)
	Colombian Thermal Coal	Bulk Materials Segment	% of Segment
Net operating revenue	393	46,088	0.85%
Operating income	1	27,986	0.004%
Fixed assets	507	39,432	1.29%

European manganese ferroalloys business compared to bulk materials segment

	As of and for the year ended December 31, 2011
	(US$ million)
	European Manganese ferroalloys	Bulk Materials Segment	% of Segment
Net operating revenue	352	46,088	0.76%
Operating income/(loss)	(13)	27,986	-0.05%
Fixed assets	285	39,432	0.72%

Araucária nitrogen assets compared to fertilizers segment

	As of and for the year ended December 31, 2011
	(US$ million)
	Araucária nitrogen assets(1)	Fertilizers segment	% of Segment
Net operating revenue	200	3,322	6.02%
Operating income/(loss)	(17)	232	-7.33%
Fixed assets	404	9,827	4.11%

(1) See the last sentence of the introductory paragraph above.

Note 12 to Consolidated Financial Statements – Assets and liabilities held for sale, page F-26

Comment 5:

We note that in December 2012 you executed an agreement to sell your operation for production of nitrogens, located in Araucari, in the Brazilian state of Parana; and that you reclassified the major classes of assets and liabilities as held for sale as of December 31, 2012.  We further note that you agreed to sell your operation for US$234 million, and that the net assets recorded as held for sale as of December 31, 2012 were US$298 million.  Please explain to us why the net assets recorded as held for sale exceed the selling price, and tell us how you considered the guidance in ASC 360-10-35-37 to 35-40.

Response:

Under ASC 360-10-35-43, an entity classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. The contractual sale price was $234 million plus closing working capital adjustments. Those adjustments were estimated at $27 million as of December 31, 2012, and consequently the cash to be received at closing was estimated at $261 million.  In addition, the buyer would assume US$37 million of intercompany payables owed by Araucária to another subsidiary of Vale, which were eliminated from our consolidated financial statements. The total amount of $298 million recorded in our financial statements in connection with this sale includes the cash proceeds of $234 million, the working capital adjustments of $27 million and the $37 million of payables to our subsidiary.

Note 19 to Consolidated Financial Statements – Pension plans, page F-38

Comment 6:

We note that you present your pension plan disclosures on the basis of your total overfunded plans and total underfunded plans.  We further note the disclosure of your various foreign pension plans (page 132) and it appears to us that your Brazil plans and foreign plans use significantly different economic assumptions (page F-41).  Please tell us whether the benefit obligations of your foreign plans are significant relative to the total benefit obligation and, if so, tell us how you considered the requirements of ASC 715-20- 50-4.

Response:

The disclosures in Note 19 to the 2012 financial statements distinguish overfunded plans from underfunded plans.  All the overfunded plans are Brazilian, while most of the underfunded plans are non-Brazilian.  The discussion about overfunded plans beginning on F-45 of the 2012 Form 20-F only addresses Brazilian plans, and the discussion about underfunded plans beginning on F-48 is primarily about non-Brazilian plans. Therefore, a reader could determine information about Brazilian and non-Brazilian plans based on the separate disclosures we provided about overfunded and underfunded plans and how we segregated the presentation of this information.

Starting with our next annual report on Form 20-F, we will discontinue filing US GAAP financial statements and include our financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS).  IFRS does not have the same specific requirement as US GAAP regarding disaggregated information with respect to foreign plans.  Under paragraph 138 of IAS 19R, a company should assess whether all or some disclosure should be disaggregated to distinguish plans with materially different risks and mentions different geographical locations as a factor. We will provide disaggregated information about Brazilian plans and non-Brazilian plans to the extent necessary to comply with paragraph 138 of IAS 19R.

To improve our disclosure, we will clarify in our next annual report on Form 20-F that all overfunded plans are in Brazil and identify, for the underfunded plans, the portion that relates to the Brazilian and to the non-Brazilian plans.  The table below illustrates this approach. (Figures are in millions of US dollars.)

	December 31, 2012			December 31, 2011
	Overfunded Pension Plans	Underfunded Pension Plans	Underfunded Other Benefits	Overfunded Pension Plans	Underfunded Pension Plans	Underfunded Other Benefits
Noncurrent assets	844	‒	‒	1,666	‒	‒
Current liabilities	‒	(116)	(89)	‒	(69)	(78)
Noncurrent liabilities	‒	(1,324)	(1,932)	‒	(831)	(1,615)
Funded Status	844	(1,440)	(2,021)	1,666	(900)	(1,693)
Brazil	100%	9.90%	10.50%	100%	9.40%	13%
Foreign	‒	90.10%	89.50%	‒	90.60%	87%

****************************

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

Cc:            Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP